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RECEIVED
MAR 1 2005
WASH, D.C.
213

SEC FILE NUMBER
8 –_52203__

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING JANUARY 1, 2004 (MM/DD/YY) AND ENDING DECEMBER 31, 2004 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER DEALER:

JOSEPH GRACE HOLDINGS, INC.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

44 WALL STREET, 12TH FLOOR
(No. And Street)

NEW YORK, (City) NY (State) 10005 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

EDWARD TUCKER (212) 461-2282
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report *

FULVIO & ASSOCIATES, LLP ATTN: JOHN FULVIO, CPA
(Name - *if individual state last, first, middle name*)

60 EAST 42ND STREET (Address) NEW YORK (City) NY (State) 10165 (Zip Code)

PROCESSED
MAR 29 2005
THOMSON FINANCIAL

CHECK ONE:
- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of it possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as basis for the exemption. See section 240.17a-5(e)(2).*

OATH OR AFFIRMATION

I, SILVIA BASILOTTA, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of JOSEPH GRACE HOLDINGS, INC., as of DECEMBER 31, 2004, are true and correct. I further swear (or affirm) that neither the company Nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

CLARIBEL LEPIANI
Notary Public, State of New York
No. 01LE6078190
Qualified in New York County
Commission Expires July 28, 2006
02/22/05

Claribel Lepiani
Notary Public

Signature

SENIOR MANAGING DIRECTOR
Title

This report ** contains (check all applicable boxes):

- ☑ (a) Facing page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Cash Flows.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors
- ☑ (g) Computation of Net Capital
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3
- ☑ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation or Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation
- ☑ (l) An oath or affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed sin the date of previous audit.
- ☑ (o) Supplemental independent Auditors Report on Internal Accounting Control.

***For conditions of confidential treatment of certain portions of this filing see section 240.17a-5(e)(3).*

JOSEPH GRACE HOLDINGS, INC.

AUDITED FINANCIAL STATEMENTS

DECEMBER 31, 2004

JOSEPH GRACE HOLDINGS, INC.

REPORT PURSUANT TO RULE 17a-5(d)

DECEMBER 31, 2004

JOSEPH GRACE HOLDINGS, INC.
FINANCIAL STATEMENTS
DECEMBER 31, 2004

CONTENTS

FULVIO & ASSOCIATES, L.L.P.

JOHN FULVIO, CPA
SUSAN E. VAN VELSON, CPA
CHRISTIAN TIRIOLO, CPA

Certified Public Accountants

60 East 42nd Street
New York, New York 10165
TEL: 212-490-3113
FAX: 212-986-3679
www.fulviollp.com

INDEPENDENT AUDITORS' REPORT

To the Shareholders of
Joseph Grace Holdings, Inc.:

We have audited the accompanying statement of financial condition of Joseph Grace Holdings, Inc. (the "Company") as of December 31, 2004, and the related statements of income, changes in shareholders' equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Joseph Grace Holdings, Inc. as of December 31, 2004, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on pages 9 and 10 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole and in conformity with the rules of the Securities and Exchange Commission.

Fulvio & Associates, L.L.P.

New York, New York
February 18, 2005

JOSEPH GRACE HOLDINGS, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2004

ASSETS

Cash and cash equivalents	$ 54,594
Due from brokers	127,107
Securities owned, at market value	50,576
Receivables from shareholders	331,077
Other assets	7,400
TOTAL ASSETS	$ 570,754

LIABILITIES AND SHAREHOLDERS' EQUITY

Liabilities:	
Accounts payable and accrued expenses	$ 21,147
Bank loan payable	43,966
TOTAL LIABILITIES	65,113
Shareholders' equity:	
Common stock, no par value, 1,500 shares authorized 1,500 shares issued and outstanding	-
Additional paid-in capital	363,915
Retained earnings	141,726
TOTAL SHAREHOLDERS' EQUITY	505,641
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$ 570,754

The accompanying notes are an integral part of these financial statements.

JOSEPH GRACE HOLDINGS, INC.
STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2004

REVENUES:	
Consulting income	$ 236,325
Interest and dividends	1,997
Commission income	169,681
Net gains from trading securities	64,659
TOTAL REVENUES	$ 472,662
EXPENSES:	
Employee compensation and benefits	72,737
Clearance and execution charges	45,276
Professional fees	41,726
Travel, meals and entertainment	26,589
Information services and communications	26,843
Regulatory fees	7,865
Rent	45,351
Website maintenance	27,500
Other	29,169
TOTAL EXPENSES	323,056
Income before provision of income taxes	149,606
Provision for income taxes	(7,880)
NET INCOME	$ 141,726

The accompanying notes are an integral part of these financial statements.

JOSEPH GRACE HOLDINGS, INC.
STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2004

	Common Stock	Additional Paid-In Capital	Retained Earnings (Deficit)	Total
Balances at January 1, 2004	$ -	$ 363,915	$ 117,633	$ 481,548
Less: Deemed shareholder distributions	-	-	(117,633)	(117,633)
Add: Net Income	-	-	141,726	141,726
Balances at December 31, 2004	$ -	$ 363,915	$ 141,726	$ 505,641

The accompanying notes are an integral part of these financial statements.

JOSEPH GRACE HOLDINGS, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2004

Cash Flows from Operating Activities:		
Net income		$ 141,726
Adjustment to reconcile net income to net cash provided by operating activities:		
(Increase) decrease in operating assets:		
Due from brokers	$ (18,107)	
Securities owned, at market value	(2,303)	
Receivables from shareholders	(2,817)	
Other assets	500	
Increase (decrease) in operating liabilities:		
Accounts payable and accrued expenses	(9,977)	
Net adjustment		(32,704)
Net Cash Provided by Operating Activities		109,022
Cash Flows from Financing Activities:		
Proceeds from bank loan		50,000
Payments made on bank loan		(6,034)
Cash distributions to shareholders		(117,633)
Net Cash Used in Financing Activities		(73,667)
NET INCREASE IN CASH		35,355
Cash at January 1, 2004		19,239
Cash at December 31, 2004		$ 54,594

Supplementary Disclosure of Cash Flow Information:

Cash paid during the year for income taxes	$ 7,880

The accompanying notes are an integral part of these financial statements.

NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES

Joseph Grace Holdings, Inc. (the "Company") is a registered broker-dealer with the Securities and Exchange Commission (the "SEC") and a member of the National Association of Securities Dealers, Inc. (the "NASD"). The Company primarily trades for its own account, provides institutional and retail execution services and financial and operational consulting to other registered broker-dealers.

In the normal course of its business, the Company enters into financial transactions where the risk of potential loss due to changes in market (market risk) or failure of the other party to the transaction to perform (credit risk) exceeds the amounts recorded for the transaction.

The Company's policy is to continuously monitor its exposure to market and counter party risk through the use of a variety of financial, position and credit exposure reporting and control procedures. In addition, the Company has a policy of reviewing the customer and/or other counterparty with which it conducts business.

The Company has agreed to indemnify its clearing broker for losses that the clearing broker may sustain from the customer accounts introduced by the Company. As of December 31, 2004, there were no customer accounts with debit balances that presented any material risk of loss.

The Company considers all highly liquid instruments purchased with maturity of three months or less to be cash equivalents.

Management uses estimates and assumptions in preparing financial statements in accordance with general accepted accounting principles. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosures of contingent assets and liabilities and related revenue and expenses. Actual results could vary from the estimates that were assumed in preparing the consolidated financial statements.

The Company records securities transactions on a trade-date-basis. Securities owned are valued at market and the resulting gains and losses are reflected in income.

NOTE 2 - INCOME TAXES

The Company has elected under Subchapter S of the Internal Revenue Code, to not be considered a taxable entity for federal income tax purposes. The state under which the Company is incorporated has similar provisions. Each shareholder is liable for the taxes on their share of the Company's profit or loss. However, the Company is subject to the New York State franchise tax and New York City General Corporation tax. A provision for these taxes is reflected in the financial statements.

NOTE 3 - NET CAPITAL REQUIREMENT

As a registered broker-dealer, the Company is subject to the Uniform Net Capital Rule 15c3-1 of the SEC which requires the maintenance of minimum net capital, as defined and that aggregate indebtedness, as defined, does not exceed fifteen times net capital. At December 31, 2004, the Company had net capital of $151,535 that exceeded their requirements by $51,535.

NOTE 4 - COMMITTMENTS

The Company has two cancelable operating leases on its office space. For the office space in New York, as part of the lease, the Company pays for its share of telephone usage and other sundry services, as invoiced by the building owner. The minimum future lease payments of this lease are approximately $32,000 for the year ending December 31, 2005. For the office space in New Jersey, the lease can be canceled within thirty days notice. The minimum future lease payments of this lease are approximately $6,000 for the year ending December 31, 2005. This space in New Jersey is used as part of the Company's disaster recovery plans.

SUPPLEMENTAL INFORMATION

JOSEPH GRACE HOLDINGS, INC.
COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2004

Credits:	
Shareholder's equity	$ 505,641
Debits:	
Non-allowable assets	(345,478)
Net Capital before Haircuts	160,163
Haircuts on securities	(8,628)
Net Capital	151,535
Minimum Net Capital	(100,000)
Excess Net Capital	$ 51,535
Computation of aggregate indebtedness:	
Accounts payable and accrued expenses	$ 21,147
Bank loans payable	43,966
Total Aggregate Indebtedness	$ 65,113
Ratio of aggregate indebtedness to net capital	42.97%

Reconciliation with the Company's computation (included in Part II A of Form X-17A-5 as of December 31, 2004)

Shareholders' equity, as reported in the Company's unaudited FOCUS Part IIA Report	$ 537,516
Net audit adjustment:	
Error in recording officers' salaries	(31,875)
Shareholders' equity per above	$ 505,641
Non-allowable assets, as reported in Company's unaudited FOCUS Part IIA Report	$ 377,353
Net audit adjustment:	
Error in recording officers' salaries	(31,875)
Non-allowable assets per above	$ 345,478

JOSEPH GRACE HOLDINGS, INC.
COMPUTATION FOR DETERMINATION OF THE RESERVE REQUIREMENTS
AND INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS
FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-3
FOR THE YEAR ENDED DECEMBER 31, 2004

The Company does not effect transactions for anyone defined as a customer under Rule 15c3-3. Accordingly, there are no items to report under the requirements of this Rule.

SUPPLEMENTARY REPORT
OF INDEPENDENT AUDITORS

John Fulvio, CPA
Susan E. Van Velson, CPA
Christian Tiriolo, CPA

FULVIO & ASSOCIATES, L.L.P.

Certified Public Accountants

60 East 42nd Street
New York, New York 10165
TEL: 212-490-3113
FAX: 212-986-3679
www.fulviollp.com

INDEPENDENT AUDITORS' SUPPLEMENTARY REPORT OF INTERNAL ACCOUNTING CONTROL

To the Shareholders of
Joseph Grace Holdings, Inc.:

In planning and performing our audit of the financial statements of Joseph Grace Holdings, Inc. (the "Company") for the period ended December 31, 2004, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion of the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

- Making quarterly securities examinations, counts, verifications, and comparisons
- Recordation of differences required by rule 17a-13
- Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining an internal control structure for the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and our study, we believe that the Company's practices and procedures were adequate at December 31, 2004, to meet the SEC's objectives.

This report recognizes that it is not practicable in an organization the size of Joseph Grace Holdings, Inc. to achieve all the divisions of duties and cross-checks generally included in a system of internal accounting control and that alternatively greater reliance must be placed on surveillance by management.

This report is intended solely for the use of management, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc. and other regulatory agencies which rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used for any other purpose.

Fulvio & Associates, L.L.P.

New York, New York
February 18, 2005